UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001 -93 –
Corporate Registry ID (NIRE) 353.001.861 -33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (NYSE: CPL, BM&FBOVESPA: CPFE3) hereby informs its shareholders and the market that the Board of Directors’ Meeting held on August 10, 2009, approved the distribution of “Intermediary Dividends” for the first half of 2009, said decision to be ratified by the Annual Shareholders’ Meeting, to be held on April 2010 (in a date to be defined by the Company), pursuant to the following instructions:

1) VALUE

The amount of dividends to be paid is R$ 571,670,544.88 (five hundred and seventy-one million, six hundred and seventy thousand, five hundred and forty-four reais and eighty-eight centavos), equivalent to R$ 1.191201324 per common share, based on Statements of June 30, 2009.

2) RECORD DATES AND EX-DIVIDEND

The record date for the shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) will be August 17, 2009. The record date for the American Depositary Receipts (“ADRs”), traded on the New York Stock Exchange (NYSE) will be August 20, 2009. All shareholders of CPFL Energia shares on the record dates will be entitled to the dividend payment.

The Company’s shares will be traded ex-dividends in both markets as of August 18, 2009.

3) PAYMENT

(i) Said dividends will be paid in a date to be defined by the Company;

(ii) Dividends from shares deposited with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - CBLC), will be credited to same and transferred to shareholders by the depositary brokers;

(iii) The other shareholders will have their dividends credited through their bank accounts, according to the shareholders registration details on Banco Bradesco S.A. (“Bradesco”). Shareholders whose registers are not updated should go to a branch of Bradesco to update their registration details and receive payment;

(iv) Payments related to the ADRs will be made through The Bank of New York Mellon (the depositary bank for the Company’s ADRs).

São Paulo, August 10, 2009.

CPFL Energia S.A.
     José Antonio de Almeida Filippo
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.